

N B L E

Carter Henry's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $350,000

Offering End Date: December 3, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Carter Henry's LLC

Founded: November 3, 2020

Address: 101 North Water Street
             Silverton, OR 97381

Industry: Full-Service Restaurants

Employees: 21

Website: https://thenoblefoxbrewery.com/

Use of Funds Allocation:

If the maximum raise is met:

$301,000 (86.00%) – of the proceeds will go towards working capital- Carter Henry's Whisky & Wine Bar expansion

$31,300 (8.94%) – of the proceeds will go towards working capital- expansion into connected adjacent space for brewery operations and financial review

$200 (0.06%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$17,500 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 512 Followers

SMBx



Business Metrics:

	FY22	FY23	YTD 8/31/2024
Total Assets	$371,799	$257,356	$335,848
Cash & Cash Equivalents	$13,492	$31,104	$26,131
Accounts Receivable	$0	$0	$0
Short-term Debt	$35,735	$0	$0
Long-term Debt	$347,510	$368,601	$661,950
Revenue	$907,566	$928,185	$1,683,073
Cost of Goods Sold	$662,417	$296,824	$517,795
Taxes	$0	$0	$0
Net Income	$6,069	$32,430	-$113,911

Recognition:

Carter Henry's LLC (DBA The Noble Fox) has won numerous awards, including Best New Restaurant in the Willamette Valley in its first year and Gold as Silverton's best restaurant for three years in a row. In 2023, The Noble Fox set its sights on bringing a large-scale restaurant & brewery back to life (formally, Standing Stone Brewing Co). After a successful second raise through SMBX, The Noble Fox restaurant & brewery opened its doors in April 2024. The Noble Fox, now with two locations and one brewery, is focusing on phase two of their Ashland's restaurant & brewery build-out, which includes scaling up brewery operations, adding outside catering, and expanding into their adjacent rooms with a new bar and dining space.

About:

Carter Henry's LLC (DBA The Noble Fox) is Oregon's award-winning restaurant for fine dining, craft beer, and the cocktails you love.

For more information, contact our Customer Support Team at support@thesmbx.com

